NovaGold Resources Inc. Proxy for Annual and Special General Meeting Of Shareholders solicited By or on behalf of the Management

               EVERY SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION, TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY FILLING IN THE NAME OF SUCH PERSON ON THE BLANK SPACE PROVIDED BELOW AND STRIKING OUT THE NAMES OF MANAGEMENT'S NOMINEES.

               The undersigned Shareholder of NovaGold Resources Inc. ("Corporation") hereby appoints Rick Van Nieuwenhuyse, Chief Executive Officer of the Corporation, whom failing Robert J. MacDonald, Chief Financial Officer of the Corporation or, in lieu of the foregoing ________________________________________ as nominee of the undersigned to attend and act for and on behalf of the undersigned at the Annual and Special General Meeting of the Shareholders of the Corporation to be held at the Hyatt Regency Vancouver, 655 Burrard Street, Vancouver, British Columbia, in the Grouse Room, on Tuesday, May 11, 2004 at 10:00 a.m. (Vancouver time), or at any adjournment thereof ("Meeting"). Without limiting the general authority and power hereby given to such nominee, the shares represented by this proxy are specifically directed to be voted as indicated on the reverse of this document.

               Where a choice is specified, the Common Shares represented by this proxy will be voted for, withheld from voting or voted against, as directed on any poll or ballot that may be called. Where no choice is specified, this proxy will confer discretionary authority and will be voted in favour of the matters referred to on the reverse of this document. This proxy also confers discretionary authority to vote for, withhold or vote against in respect of amendments or variations to the matters referred to on the reverse of this document and with respect to other matters not specifically mentioned in the Notice of Meeting but which may properly come before the Meeting.

               The proxy shall be dated in the space indicated below and if it is not dated in that space, it is deemed to bear the date on which it was mailed by Management. The completed proxy must be delivered:

(a)
by delivering the proxy to the Corporation's transfer agent, Computershare Trust Company of Canada at its office at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, for receipt not later than Friday, May 7, 2004, at 10:00 a.m. (Vancouver time) and 2:00 p.m. (Halifax time); or

(b)
by fax to the Toronto office of Computershare Trust Company, Attention: Proxy Tabulation at 416-263-9524 or 1-866-249-7775 not later than Friday, May 7, 2004, at 10:00 a.m. (Vancouver time) and 2:00 p.m. (Halifax time).

DATED this _______ day of _______________________________ , 2004.

Signature of Shareholder or, in the case of a corporate shareholder, the signature(s) of the duly authorized officer(s) or attoney(s)

Name of Shareholder (Print)

NovaGold Resources Inc.	Tel: (604) 669-6227
PO Box 49215, Four Bentall Centre	Fax: (604) 669-6272
3454 – 1055 Dunsmuir Street	Website: www.novagold.net
Vancouver, BC
V7X 1K8

CHECK the appropriate box for each issue

1.
The election of Directors named in the Management Information Circular. The nominees proposed by Management are: George Brack, Gerald J. McConnell, Cole McFarland, Rick Van Nieuwenhuyse, Clynton Nauman and James Philip.

	☐	FOR all nominees listed above except for nominees listed below from whom I withhold my vote	☐	WITHHOLD my vote from all nominees

2.	The appointment of PricewaterhouseCoopers LLP, Chartered Accountants, Vancouver, British Columbia, as Auditors of the Corporation for the forthcoming year.

	☐	FOR	☐	WITHHOLD

3.
Approving the issuance by way of private placements of up to 50,000,000 Common Shares as permitted by the policies of The Toronto Stock Exchange (as described in more detail in the Management Information Circular).

	☐	FOR	☐	AGAINST

4.
Approving a resolution to adopt the New Stock Option Plan pursuant to which up to 9,000,000 Common Shares of the Corporation may be issued and authorizing the Directors of the Corporation to implement the New Stock Option Plan; and

	☐	FOR	☐	AGAINST

5.
Approving a resolution to increase the authorized capital of the Corporation by the creation of an additional 900,000,000 Common Shares of the Corporation without nominal or par value so that the authorized capital of the Corporation shall consist of 1,000,000,000 Common Shares without nominal or par value and 10,000,000 Preferred Shares without nominal or par value issueable in series, and to alter the Memorandum of the Corporation accordingly.

	☐	FOR	☐	AGAINST